

August 1, 2011

By U.S. Mail
Mr. Frank R. Martire
Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Fidelity National Information Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2011**
> **File No. 001-16427**

Dear Mr. Martire:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Contractual Obligations, page 35

1. It appears that you may have material contractual obligations related to interest on your outstanding debt. Please revise future filings to include your interest obligations, either in this table or in narrative form immediately below the table.

Item 8. Financial Statements and Supplementary Date, page 39

Consolidated Statements of Earnings, page 43

2. Please reconcile for us the difference between the $154.9 million impairment charges recorded in 2010 within your statement of earnings and the $197.3 impairment charge reflected in the statement of cash flows.

Notes to Consolidated Financial Statements

Note (1) Basis of Presentation, page 46

(n) Revenue Recognition, page 51

Processing Service, page 52

3. We note the change of your processing service revenue presentation from gross to net, as a result of the changes in contractual relationships. To help us better understand your accounting, please clarify in your disclosures the nature of the change in contractual relationships and explain how you reasonably determined that net revenue presentation was appropriate. Your response should include your assessment of the gross versus net indicators using the guidance within FASB ASC 605-45-45.

License and Software Related Revenues, page 52

4. We note you do not stock in inventory the hardware products sold, but arrange for delivery of hardware from third-party suppliers. Please explain to us when you take title to the products, when the title eventually passes to the customer and whether you have back-end inventory risk. You state you had evaluated the gross versus net indicators for these transactions and recorded the revenues related to hardware transactions on a gross basis as you are considered the primary obligor. In that regard, please provide us, in more detail, your evaluation and consideration of the guidance within FASB ASC 605-45-45 in determining that gross presentation is appropriate.

Note (14) Income Taxes, page 69

5. We refer you to page 70 where we note foreign rate differentials in your effective income tax rate reconciliation. Explain to us how the foreign rate differential is determined for each fiscal year in light of its year to year significant fluctuations even though there was no apparent change in your overseas operations. Explain to us the reasons behind the rate change of 7.7% between 2009 and 2010 for this item.

6. Refer to the deferred tax assets and liabilities table on page 70. Please explain to us your basis for recognizing a deferred income tax liability related to the amortization of goodwill. Reference is made to FASB ASC 740-10-25.

7. We note your disclosure that "[t]he Company provides for United States income taxes on earnings of foreign subsidiaries unless they are considered permanently reinvested outside the Unites States. The determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable at this time." Please clarify for us and in your disclosures if you considered foreign subsidiaries' earnings to be permanently reinvested. If not, please explain to us why the related deferred tax liabilities are determined to be not practicable at this time.

Definitive Proxy Statement on Schedule 14A

Certain Information About our Directors, page 5

8. We note that the business experience disclosure for several of your directors does not clearly state the time periods during which the director held the position described. By way of example only, we note that your disclosure on page seven regarding Messrs. James and Neary describes the most recent positions held by each director, but it does not specify the time periods during which those positions were held. Please review all of your director disclosure and provide us with proposed disclosure that clearly describes the business experience for each of your directors during the past five years. See Item 401(e)(1) of Regulation S-K.

Proposal No. 4: Advisory Vote on the Frequency of an Advisory Vote on Executive Compensation, page 10

9. Please confirm that in future filings you will expand your discussion to clarify that shareholders have four options, as opposed to the three you currently discuss, with respect to the advisory vote on the frequency of an advisory vote on executive compensation. Specifically, we note that your discussion beginning on page 10 accurately states that shareholders may recommend that a vote occur ever one, two or three years, but you do not state that shareholders have the additional option of abstaining from the advisory vote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief